FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of January 6, 2004

Commission File Number: 001-14270

NORTEL INVERSORA S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo 50

Piso 11

C1107AAB-Buenos Aires

Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    Form

20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes  ☐    No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

NORTEL INVERSORA S.A.

TABLE OF CONTENTS

Item
1.	Free Translation of Shareholders Agreement dated December 19, 2003

2.	Free Translation of letter sent to the Buenos Aires Stock Exchange dated December 19, 2003

3.	Free Translation of letter sent from Telecom Italia S.p.A. and Telecom Italia International to Nortel Inversora dated December 19, 2003

4.	Free Translation of letter sent from Telecom Italia S.p.A. and Telecom Italia International to Nortel Inversora dated December 19, 2003

5.	Free Translation of the Nomination of Directors and Syndics of Nortel Inversora S.A. sent to the Buenos Aires Stock Exchange dated December 19, 2003

Item 1

FREE TRANSLATION

Buenos Aires, December 19, 2003

NORTEL INVERSORA S.A.

Dear Sirs:

We are writing to inform you that on this date the holders of class “A” common shares and of class “B” common shares of Nortel Inversora S.A. (hereinafter “Nortel”), i.e. Telecom Italia S.p.A., Telecom Italia International N.V. (hereinafter the “TI Group”), France Câbles et Radio S.A. and Atlas Services Belgium S.A., transferred 100% of their share participation in Nortel to Sofora Telecomunicaciones S.A. (hereinafter “Sofora”). Subsequently, France Câbles et Radio S.A. and Atlas Services Belgium S.A. transferred 48% of their share participation in Sofora, the current controlling shareholder of Nortel, to W de Argentina- Inversiones S.L. (hereinafter, “W de Argentina”).

In connection with these transfers, a shareholders’ agreement came into effect between W de Argentina and the TI Group, whereby W de Argentina will acquire certain rights related to the management and administration of Sofora, Nortel, Telecom Argentina STET-France Telecom S.A. (hereinafter “Telecom”) and its subsidiaries (collectively, the “Telecom Argentina Group”).

With regards to Sofora, W de Argentina will have the right to appoint three out of the six members of the board of directors, leaving the TI Group to appoint the remaining three members of the board. Decisions will be made by the majority of votes issued by the board members present at each meeting of Sofora’s board of directors (clause 3.2).

In relation to Nortel, out of Nortel’s six members of the board of directors, both W de Argentina and the TI Group will have the right to appoint two directors each, and W de Argentina and the TI Group will jointly appoint a fifth director, who will be required to be an independent, in accordance with applicable regulations. The sixth and last member of the board of directors will be appointed by the holders of preferred shares “A” and “B”, as long as they have right to do so. Nortel’s board of directors will make its decisions by majority vote issued by the members present at each meeting of Nortel’s board of directors (clause 3.3).

Regarding Telecom, Nortel will have the right to appoint five members of the board of directors and Telecom’s independent shareholders will have the right to appoint one member of the board of directors. Of the five board members to be appointed by Nortel, three of them will be appointed by the TI Group and the remaining two will be appointed by W de Argentina. One of these five directors will be required to be independent, in accordance with applicable regulations. Telecom’s board of directors will make its decisions by majority votes issued by the members present at each meeting of Telecom’s board of directors (clause 3.4).

In addition, the above referred shareholders agreement contemplates that representatives from the TI Group and W de Argentina shall meet previously to those shareholders’ or board of directors’ meetings at which the matters to be discussed would be (i) subject to Shareholder’s Meetings approval or (ii) would be related to the holders of Nortel’s preferred shares. The purpose of these previous meetings will be to define the manner in which the respective representatives of the TI Group and W de Argentina will vote in the respective meetings, in agreement with the provisions of the Shareholders Agreement (clause 4). Two representatives of the TI Group and one representative of W de Argentina will attend these previous meetings, at which decisions will be made by majority vote issued by the respective representatives, except for certain relevant and essential matters to which W de Argentina will have the right to veto (clause 4.6). These matters include:

(i)	the approval of any amendments to the by-laws;

(ii)	dividend policy;

(iii)	any capital increase or decrease, except for any capital increase or decrease in connection with any possible debt restructuring;

(iv)	changing of the location of Telecom’s headquarters;

(v)	any acquisition of subsidiaries and/or creation of subsidiaries;

(vi)	the sale, transfer, assignment or any other disposition of all or substantially all of the assets or any of its subsidiaries;

(vii)	decisions relating to the establishment of joint ventures;

(viii)	creation of any lien, charge, encumbrance, pledge or mortgage, exceeding in aggregate the amount of US$20,000,000 (twenty million)

(ix)	any change of external auditors, to be chosen among auditors of international reputation;

(x)	any related party transaction which is not at an arms length basis exceeding the amount of US$5,000,000 (five million), with the exception of (i) any correspondent relationship, traffic agreements and/or roaming agreements with any national and/or international telecommunications operator or carrier, including the establishment, expansion or amendment

2

of such correspondent relationship with any new telecommunications carriers; and (ii) any transaction in connection with the debt restructuring;

(xi)	any extraordinary transaction involving Telecom exceeding the amount of US$30,000,000 (thirty million), except for of any transaction in connection with the restructuring of Telecom’s debt; and

(xii)	the approval of the financial statements.

Finally, with respect to Telecom’s financial budget, the shareholders agreement provides for the formation of an advisory committee to be composed of two representatives of the TI Group and two representatives of W de Argentina.

Sincerely,

Telecom Italia S.p.A.	Telecom Italia International N.V.

Franco Livini Attorney-in-Fact	Franco Livini Attorney-in-Fact

W de Argentina – Inversiones S.L.

Gerardo Werthein Attorney-in-Fact

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Item 2

FREE TRANSLATION

FOR IMMEDIATE RELEASE

NORTEL INVERSORA S.A.

December 19, 2003

BUENOS AIRES STOCK EXCHANGE

Dear Sirs,

I am writing to you to inform you about the Board of Directors Meeting that was held on December 19, 2003 in which:

The resignations of Directors Mr. Christian P. Chauvin, Mr. Máximo Bomchil, Mr. Jean Pierre Achouche and Alternate Directors Mr. Jacques Brun, Mrs. Yolanta Cacqueray, Mr. Carlos E. Monte Alegre Toro and Mr. Guillermo A. J. Brizuela have been accepted. In all cases, the resignations are based on reasons of personal nature. The Board of Directors has appointed replacements to the Supervisory Committee and Board of Directors which will become effective on the date of the next shareholder’s meeting. The replacements to the resigning Directors are as follows: Mr. Ricardo Alberto Ferreiro, Mr. Eduardo Federico Bauer and Guillermo Michelson Irusta as Directors and Mr. Horacio Walter Bauer, Luis Alberto Remaggi and Bruno Iapadre as Alternate Directors.

In accordance with Article 4, paragraph xxi.2, Chapter XXI, Book 6 “Transparencia” of the guidelines established by the Comisión de Valores, we inform you that Director Mr. Guillermo Michelson Irusta will hold the position of “Independent Director” whereas the rest of Directors are named “Non-Independent Directors.”

As resolved, the Board of Directors is currently integrated in the following form: Chairman: Alberto Y. Messano Colucci, Vicepresident: Ricardo Alberto Ferreiro, Directors: Oscar Cristianci Franco Livini, Eduardo Federico Bauer, Guillermo Michelson Irusta and Carlos Marcelo Villegas. Alternate Directors: Marco Girardi, Luis Alberto Remaggi, Horacio Walter Bauer, Bruno Iapadre and Ricardo Muñoz de Toro. Supervisory Committee: María Rosa Villegas Arévalo, Enrique Garrido and Juan Martín Arocena.

At the resignation of Mrs. María Elvira Consentino as General Manager of the Company, as of December 31, 2003, the Board of Directors has decided to appoint Mr. Gustavo Pozzi as her replacement as of January 1, 2004 as well as responsible for Investor Relations in accordance with Chapter II, article 5, paragraph c) of Decree 677/01.

Keeping in mind the composition of the Board of Directors and the Supervisory Committee of the Company, which reflects the changes that are informed herein, the Board of Directors has decided to call an Annual Shareholder’s meeting on February 18, 2004. The minutes will follow after.

Sincerely,

Maria Blanco Salgado

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Item3

FREE TRANSLATION

Buenos Aires, December 19, 2003

Board Members of:

NORTEL INVERSORA S.A.

Dear Sirs:

We are please to inform you that on this date, we have transferred over to Sofora Telecommunications S.A. (“Sofora”) the totality of our share participation in Nortel Inversora S.A. (“Nortel”), according to the following:

i) Telecom Italia S.p.A. has transferred to Sofora the quantity of 1,732,380 Nortel Class “A” Ordinary Shares with a par value of $10 each and entitled to one vote per share. The shares represent 32.5% of the Ordinary Shares of Nortel; and

ii) Telecom Italia International N.V. has transferred to Sofora 932,820 Nortel Class “A” Ordinary Shares with a par value of $10 each and entitled to one vote per share. The shares represent 17.5% of the Ordinary Shares of Nortel.

The total contribution of share participation ascends to over $219,844,999.55 (two hundred nineteen million, eight hundred forty four thousand and fifty five cents in Pesos) according to the expert opinion of our accountant Leonardo Fraga from Adler, Langdon, Hasenclever and Associates.

As a result of the transfer of shares mentioned above, Sofora is the direct controlling shareholder of Nortel and indirect controlling shareholder of Telecom Argentina Stet-France Telecom S.A.

Sincerely,

Telecom Italia S.p.A.	Telecom Italia International

Franco Livini Attorney-in-Fact	Franco Livini Attorney-in-Fact

Item 4

FREE TRANSLATION

Buenos Aires, December 19, 2003

Board Members of:

NORTEL INVERSORA S.A.

Dear Sirs:

We are writing to inform you that on this date the holders of class “A” common shares and of class “B” common shares of Nortel Inversora S.A. (hereinafter “Nortel”), i.e. Telecom Italia S.p.A., Telecom Italia International N.V. (hereinafter the “TI Group”), France Câbles et Radio S.A. and Atlas Services Belgium S.A., transferred 100% of their share participation in Nortel to Sofora Telecomunicaciones S.A. (hereinafter “Sofora”). Subsequently, France Câbles et Radio S.A. and Atlas Services Belgium S.A. transferred 48% of their share participation in Sofora, the current controlling shareholder of Nortel, to W de Argentina- Inversiones S.L. (hereinafter, “W de Argentina”).

In connection with these transfers, a shareholders’ agreement came into effect between W de Argentina and the TI Group, whereby W de Argentina will acquire certain rights related to the management and administration of Sofora, Nortel, Telecom Argentina STET-France Telecom S.A. (hereinafter “Telecom”) and its subsidiaries (collectively, the “Telecom Argentina Group”).

To the aims that correspond, we are including with this copy the shareholders agreement that was previously mentioned. We have also enclosed a description of the main points in the agreement and the effects of its diffusion.

Sincerely,

Telecom Italia S.p.A.	Telecom Italia International

Franco Livini Attorney-in-Fact	Franco Livini Attorney-in-Fact

W de Argentina- Inversiones S.L.

Gerardo Werthein Attorney-in-Fact

Item 5

FREE TRANSLATION

FOR IMMEDIATE RELEASE

NORTEL INVERSORA S.A.

Nomination of Directors and Syndics

As resolved by the Supervisory Committee and the Board of Directors at the Board meeting held on December 19, 2003, the Board of Directors is comprised of the following:

DIRECTORS

Chairman: Alberto Y. Messano Colucci

Vice-President: Ricardo Alberto Ferreiro

Directors: Oscar Cristianci, Franco Livini, Eduardo Federico Bauer, Guillermo Michelson Irusta, Carlos Marcelo Villegas

Alternate Directors: Marco Girardi, Luis Alberto Remaggi, Horacio Walter Bauer, Bruno Iapadre, Ricardo Muñoz de Toro

SUPERVISORY COMMITTEE

Syndics: María Rosa Villegas Arévalo, Enrique Garrido, Juan Martín Arocena

María Blanco Salgado

Attorney-in-Fact

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nortel Inversora S.A.

Date: January 6, 2004	By:	/s/ Maria Elvira Cosentino

		Name:	Maria Elvira Cosentino
		Title:	General Manager and Sole Officer